SC 13G/A
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<FILENAME>ufifinalamend.txt
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. _4_)*

Unifi Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904677101

(Cusip Number)

*Amended and final filing for purpose of a decrease in holdings below 5% since the original 12/31/2008 filing as well as for purpose of inadvertently listing Item 4 "As of December 31, 2007" rather than "As of February 28, 2009".

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No. 904677101	Page 2 of 6 Pages


1.	NAMES OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	O'Shaughnessy Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)[ ]
		(b)[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER
	1,463,028

6.	SHARED VOTING POWER
	--

7.	SOLE DISPOSITIVE POWER
	1,463,028

8.	SHARED DISPOSITIVE POWER
	--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	1,463,028

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	2.36%

12.	TYPE OF REPORTING PERSON*
	IA





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CUSIP No. 904677101	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
		Unifi Inc.

	(b) Address of Issuer's Principal Executive Offices
		7201 WEST FRIENDLY RD
		P O BOX 19109
		GREENSBORO, NORTH CAROLINA 27419-9109

Item 2(a)	Name of Person Filing:

	O'Shaughnessy Asset Management, LLC

	(b) Address of Principal Business Office or, if none,
Residence:

	6 Suburban Avenue
	Stamford, CT 06901

	(c)	Citizenship:

	Delaware

	(d)	Title of Class of Securities:

	Common Stock

	(e)	CUSIP Number:

	904677101

Item 3:	Capacity in Which Person is Filing:

	[x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.





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CUSIP No. 904677101	Page 4 of 6 Pages


Item 4:	Ownership:

	As of February 28, 2009:

	(a)	Amount Beneficially Owned:
		1,463,028

	(b)	Percent of class:
		2.36%

	(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:
		1,463,028

	(ii)	Shared power to vote or to direct the vote:


	(iii)	Sole power to dispose or to direct the disposition of:
		1,463,028

	(iv)	Shared power to dispose or to direct the disposition
of:


Item 5:	Ownership of Five Percent of Less of Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]





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CUSIP No. 904677101	Page 5 of 6 Pages


Item 6:	Ownership of More than Five Percent on Behalf of
Another Person:

	All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of O'Shaughnessy Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than O'Shaughnessy Asset Management, LLC have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

	Not applicable.

Item 8:	Identification and Classification of Members of the
Group:

	Not applicable

Item 9:	Notice of Dissolution of Group:

	Not applicable





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CUSIP No. 904677101	Page 6 of 6 Pages


Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		O'Shaughnessy Asset Management, LLC
		By:	/s/ Raymond Amoroso, III, Esq.

		Raymond Amoroso, III, Esq.
		Chief Compliance Officer

Date:	3/23/09